Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(In thousands, except per share data, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Basic
Earnings:
Net income (loss) attributable to common shareholders	$979	$(2,229)	$7,525	$9,073

Shares:
Average common shares outstanding	7,938	8,126	7,943	8,091

Basic earnings (loss) per common share	$0.12	$(0.27)	$0.95	$1.12

Assuming full dilution
Earnings:
Net income (loss) attributable to common shareholders	$979	$(2,229)	$7,525	$9,073

Shares:
Average common shares outstanding	7,938	8,126	7,943	8,091
Potentially dilutive common shares outstanding	185	203	220	241
Diluted average common shares outstanding	8,123	8,329	8,163	8,332

Diluted earnings (loss) per common share	$0.12	$(0.27)	$0.92	$1.09

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.